EXHIBIT 99.1

DECLARATION OF ROBERT B. GARCIA

The undersigned, Robert B. Garcia, makes the following declaration under penalty of perjury:

1.	I have first hand personal knowledge of the following facts:

A.	I am a resident of Tuscon, Arizona.

B.	I am over the age of twenty-one (21)

C.	I have been in the mining and precious metals industry since 1980. My engagements include St. Joe American, a subsidiary of Fluor Corporation in 1983. Said engagement was for the purpose of "blocking out" and developing the main ore body of eight (8) million tons of gold ore on the Bullfrog, Montgomery-Shoshone gold mine.. The results of which were documented in the January 1989 article in the California Mining Journal. This mining project became one of the largest gold mines in Southern Nevada.

D.	I was President of Auric Metallurgical Resources, Inc. from 1994 to 2000.

E.	I consult in the mining industry as an expert witness in 'Federal and state litigation matters, and I have served as an assay referee in large bulk precious metals purchases. I also serve by appointment to purchase gold and precious metals products for banking institutions and international government authorities. My responsibilities, experience and expertise have led to the appointment the Board of Directors of a Swiss Bullion License, duly appointed and registered with the Swiss Government.

F.	I have been engaged as an expert witness on behalf of defendant DAN S. GEIGER to establish a estimated value of the Mariposa Mining Project as of October 1, 1999.

a)	I have personally, and independently reviewed 100% of the available due diligence on USA Mining's mining project (a.k.a. AT&E Mining Project) located in El Portal, Mariposa County, California (hereinafter "The Claims"), including a personal inspection of the Claims, and attendant improvements including the refining facilities, I have reviewed the reports issued by Behre Dolbear, and other geological reports and production records, drill logs and assay reports. This evaluation was to intended to verify exploration reports, determine the current status of the project and evaluate mining potential value of the claims, as is, and as a a producing mining project. I had complete and unfettered access to the mining sites and the documentation. I also took independent "grab" samples of mineralized rock to future analysis.

b)	The due diligence consisted of a video of the original mill operations and a CD that contained volumes of historical data, and current geological surveys of the collective claims. The geological surveys were conducted by several well-respected mining consultants and geologists. These reports excellently documented and mapped the geological structures of the different mineralized locations associated with the project, and identjfied several new areas of mineralization with potential gold values. It was noted that in almost all of these identifications, the authors noted that although the structures had the potential for viable mining values, the total tonnage was still to be determined with drilling programs or exploration mining with concurrent milling and processing to follow previously known veins or structures.

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c)	There are several mines located within The Claims that had historical productions in the early 1900's of several thousand ounces. These mines include the Hite, the Mexican, the Williams Brothers (Gibbs), the Little Wonder group of mines and Gold Star. These early miners would follow a vein structure and drive drifts until the immediately accessible values were extracted. The fact that the early miners stopped mining at any given point in the drift does not necessary mean that the vein structure was "mined out". Although the early miners logically worked out the exposed tonnages, the current operators target would be to examine the drifts where the values were previously taken, from the back or top of the drift, and explore down from the floor to open up the possible vein values that may have continued down.

d)	USA Mining and Dan S. Geiger have conducted extensive development work on The Claims, and the geological reports and surveys provided in the due diligence have been professionally mapped, with descriptions of the geological structures, and resultant assay samples by Behre Dolbear, in reports dated 02/23/00, 03/28/00 and 04/25/00. Based on those reports and other records as described herein above, the following determination of value:

Based on the historic production records of the Hite Mine (located on The Claims and the Clearinghouse Mine (the Original) located on the same fault structure, but contiguous to The Claims [see official publication California Journal of Mine, 1957] which state that the Hite Mine produced approximately 150,000 troy ounces of gold; and the Clearinghouse Mine produced approximately 250,000 troy ounces.

Behre Dolbear's reports have defined at least three (3) similar structures within The Claims (specifically The Kaderatis complex, Gibbs/Williams Bros. Mine, Hite Mine, Hite Extension GoldStar, Mexican Mine and WhiteWolf, (not including other mines on the property) with an estimated Reserve Resource Inventory of approximately TWO MILLION FORTY-EIGHT THOUSAND SEVEN HUNDRED TWENTY (2,048,720) troy ounces of gold.

e)	Based on the foregoing estimated Reserve Resource Inventory, the value of the recoverable gold as of:

October 1, 1999 ($307.50 LME Fix) is $629,981,400.00

August 5, 2004 ($394.00 LME Fix) is $807,195,680.00

f)	The USA Mining project in Mariposa County consisted of approximately 525 surveyed and re-located claims on approximately 10,720 acres. As previously stated, this project incorporates several current and historic mines, including the Williams Brothers/Gibbs Mine, the Kaderatis Mine, the Jewel Marie Mine (Little Wonder), the Mexican, the Emma, the Hite mine, the Gold Star Mine and the White Wolf. The improvements include a 4,000 sq.ft. office\residence complex, approximately 9 miles of switchback road, a two-story Butler type building containing crushing and processing equipment which can be used for a good pilot operation. The analytical, milling and refining capacities for this project would have to be augmented to accommodate a full capacity commercial mining project.

g)	Further, based on my personal inspection of The Claims, examination of the geological surveys, discussions with geologists who have produced these surveys and examination of historical records, I conclude the following:

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1.	The Claims due have substantial value, and a potential of being an economically viable mining operation.

2.	Historical records from the early 1900's showed good production of gold values.

3.	The project is located in the heart of the California mother lode, not Nevada.

4.	There is ample evidence to support that The Claims were in production on the Williams/Gibbs Claims through 1996, and that commercial grade gold was recovered.

5.	The geologists, who prepared the current geological surveys, indicated during my discussions with them, conveyed the same optimism for an economically viable mining operation on The Claims and their respective continued willingness to assist in delineating possible new mineralized areas to block the reserve tonnage.

6.	All qualified professionals who have analyzed The Claims, have found mineralized structures containing gold values. Further, my testimony will confirm that in my opinion, The Claims represent an exciting property with good potential for an economically viable mining operation

Executed on August 5, 2004

________________________________

Robert B. Garcia, Declarant

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05/01/2003 11:24 702-4337752 AMR PAGE 01

PROFILE OF ROBERT B. GARCIA
(CONDENSED)

Mr. Garcia has been a developer, owner and operator of numerous mines and mining companies, a precious metal refinery in Beatty, Nevada, and Auric Metallurgical Resources, a Nevada Corporation involved in consulting for mining and precious metal industries.

The refining facility was developed in the course of his consulting work for various clients, involving the extraction of precious metal values from their concentrates. Mr. Garcia had previously put the Montgomery Shoshone Mine into operation in 1983. Once he developed and implemented extraction procedures for the ore, and the viability of the property.

Mr. Garcia later joined with St. Joe American (one of the world's largest gold mining companies), a subsidiary of Fluor Corporation, to block out and develop the main ore body of 8 million tons on a large scale. The results of which are seen in the attached January 1989 article in the California Mining Journal and brochure documenting history and current development of Bullfrog, Montgomery -Shoshone gold mine. This soon became the largest gold mine in Southern Nevada employing several hundred persons and having a major impact on the economy of the area.

Although Mr. Garcia's formal education at Arizona State University prepared him as a chemist, his vocational experience is mainly as a metallurgist. To his credit, Mr. Garcia has developed enhanced extraction procedures for various ores including improved oxidation and cyanide vat leaches, increased concentrates extraction's by ozonation of ore while in a chlorinated state, complex sulfide and brominated ore extraction's and cathionic and anionic polymer flocculents. Most recently, Mr. Garcia has been assisting P.T.I. and Ortech in the development of their new an innovative recovery process.

Mr. Garcia also consults within the mining industry as an expert witness in court litigation's and private parties, has served as an assay referee in large bulk precious metals purchases, evaluated precious metals for personal and corporate purchases and performs metallurgical evaluations of mine properties for ore values and extraction procedures.

One of Mr. Garcia's current involvements is in Africa, mainly in Ivory Coast, Guinea and Mali. In Mali plans and permitting for a Gold Refinery and smelting facilities are in the final stages. All plans, chemical procedures, plant construction and ecological parameters are now in the approval process. In Guinea, Mr. Garcia evaluates major gold purchases for banking entities, and in the Ivory Coast and Ghana, Mr. Garcia has been involved in bulk gold purchases.

Of particular interest is Mr. Garcia's appointment to purchase gold and precious metal products for banking institutions and governmental authorities. These duties, responsibilities, experience and expertise cumulated in the appointment of Mr. Garcia to the Board of Directors of a Swiss Bullion License, duly appointed and registered with the Swiss Government. In addition, he has recently secured long term contracts for the purchase and legal export of gold from Thailand.

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